SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                                 SunSource Inc.
              -----------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $.01 per share
              -----------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    867948101
              -----------------------------------------------------
                                 (CUSIP NUMBER)

                              Matthew J. Day, Esq.
                          118 E. 25th Street, 8th Floor
                            New York, New York 10010
                                 (212) 673-0484
              -----------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 August 13, 2001
              -----------------------------------------------------

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX.
/ /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued  on  following  pages)

                                  (Page  1  of  12)


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CUSIP No. 867948101                                         Page 2 of 12 Pages
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================================================================================
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      JB Capital Partners L.P.
                      13-3726439
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF        7        SOLE VOTING POWER
     SHARES                           0
 BENEFICIALLY      -------------------------------------------------------------
OWNED BY EACH
  REPORTING         8        SHARED VOTING POWER
 PERSON WITH                          510,975
                   -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                      0
                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      510,975
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      510,975
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      7.42%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      PN
================================================================================

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CUSIP No. 867948101                                         Page 3 of 12 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Alan W. Weber

--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF        7        SOLE VOTING POWER
     SHARES                            19,600
 BENEFICIALLY      -------------------------------------------------------------
OWNED BY EACH
  REPORTING         8        SHARED VOTING POWER
 PERSON WITH                          510,975
                   -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                       19,600
                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      510,975
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      530,575
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      7.7%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      IN
================================================================================


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CUSIP No. 867948101                                         Page 4 of 12 Pages
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                            STATEMENT ON SCHEDULE 13D

              This Amendment No. 1 to the Schedule 13D is filed jointly on behalf of JB Capital Partners L.P., a partnership formed under the laws of the State of Delaware ("JB Capital"), and Alan W. Weber ("Weber") and relates to the common stock, par value $.01 per share (the "Common Stock"), of SunSource Inc., a Delaware corporation (the "Issuer"). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. The
Schedule  13D,  as  amended hereby, is referred to herein as the "Schedule 13D".

Item 4 is hereby amended to add the following:

ITEM  4.      PURPOSE  OF  TRANSACTION

              On  August  13,  2001,  JB  Capital  sent a letter (the "August 13
Letter") to Mr. Arnold S. Hoffman, Chairman of the Special Committee of the Board of Directors of the Issuer (the "Special Committee"). In the August 13 Letter, JB Capital stated its belief that material mistakes were made in the fairness opinion relating to the sale of the Issuer, that the process to sell the Issuer was procedurally flawed, that the reasons given for the sale of the Issuer at the offered price do not stand up to scrutiny and that the consideration offered by Allied Capital Corporation ("Allied"), the acquirer, is not fair value. Accordingly, JB Capital believes that the Special Committee of the Board of Directors is obligated to obtain a new fairness opinion, review updated financial results to determine a fair value for The Hillman Group, Inc. (the largest operating business unit of the Issuer) and the Issuer - which JB Capital believes will lead to a higher value for all shareholders - and re-evaluate its reasons for the Merger. JB Capital further believes that the Special Committee is then obligated to deal with Allied based upon the new valuation. The August 13 Letter is filed as Exhibit 1 to the Schedule 13D and is incorporated herein by reference.

Item 7 is hereby amended to add the following:

ITEM  7.      MATERIAL  TO  BE  FILED  AS  EXHIBITS

              (1) Letter dated August 13, 2001 from JB Capital Partners L.P. to Mr. Arnold S. Hoffman, Chairman of the Special Committee of the Board of Directors of SunSource, Inc.

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CUSIP No. 867948101                                         Page 5 of 12 Pages
-------------------------------              -----------------------------------


                                    SIGNATURE

              After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 13, 2001
                                                      JB CAPITAL PARTNERS L.P.


                                                     By:  /s/  Alan W. Weber
                                                          ----------------------
                                                          Name:  Alan W. Weber
                                                          Title: General Partner


                                                          /s/  Alan  W.  Weber
                                                          ----------------------
                                                          Alan  W.  Weber

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CUSIP No. 867948101                                         Page 6 of 12 Pages
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                                  EXHIBIT INDEX



                          EXHIBIT
                                                                            PAGE

     (1)  Letter  dated August 13, 2001 from JB Capital
Partners L.P. to Mr. Arnold S. Hoffman, Chairman of the
Special  Committee  of  the  Board  of  Directors  of
SunSource,  Inc.                                                          Page 7


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